VERIGLIF, INC.

Financial Statements

December 31, 2018

VERIGLIF, INC.
TABLE OF CONTENTS
DECEMBER 31, 2018



GARY B. SELLARI, CPA*/PFS, MSM
J. RONALD ANDERSON, CPA**/ABV, CVA
SCOTT A. STEIN, CPA***
SUZI J. RAPP, CPA*, MAC
B. CHARLES SELLARI, CPA*, MTAX

BRADLEY M. ANDERSON, CPA*
VICTORIA BOLSKAR, CPA****, LTD
DUSTAN J. BROWN, CPA*****
MARY L. CONTESSA, CPA*, PA
STEVE A. GOINDOO, CPA***/PFS, MTAX, CFP®
BILL HUDSON, CPA*
TOM KEYS, CPA*, CGMA
CANDACE ANTEZANA KLOTZBIER, CPA*
CHRISTINE M. MCKENNA, CPA*
JAMIE M. RUSSO, CPA*
APRIL M. SINNOTT, CPA*
ARTHUR J. SINNOTT, CPA***

BARBARA AHEARN-DUNN, EA
JACQUELINE CARTIER, EA
MARY ELIAS, CDFA, CFE, CMA
ANTHONY J. SELLARI, EA

Established in 1932
Divine Blalock Martin Sellari LLC
Your gain...our goal!

Certified Public Accountants and Consultants
580 Village Boulevard, Suite 110
West Palm Beach, FL 33409
Phone: (561) 686-1110 Fax: (561) 686-1330
info@dbmscpa.com

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

WILBUR F. DIVINE, III, CPA (1896-1964)
WILBUR F. DIVINE, IV, CPA (1925-1989)
JAMES A. BLALOCK, CPA (1914-1996)
G. MICHAEL MARTIN, CPA (1945-2014)

*REGULATED BY THE STATE OF FL
**REGULATED BY THE STATE OF FL AND THE STATE OF TN
***REGULATED BY THE STATE OF FL AND THE STATE OF NY
****REGULATED BY THE STATE OF WI
*****REGULATED BY THE STATE OF NJ

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders of
Veriglif, Inc.
New York, NY

We have reviewed the accompanying financial statements of Veriglif, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of operation, changes in stockholders' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Divine, Blalock, Martin & Sellari, LLC

West Palm Beach, FL
May 1, 2019

VERIGLIF, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018

Assets

Current Assets

Cash	$	32,247
Shareholder loan receivable		2,843
Total current assets		35,090
Total Assets	$	35,090

Liabilities and Stockholders' Equity

Noncurrent Liabilities

Shareholder loans	$	35,000
Total noncurrent liabilities		35,000

Stockholders' Equity

Common Stock issued, $.00001 par value; 10,000,000 shares authorized, 9,000,000 shares issued and outstanding		90
Retained Earnings		-
Total stockholders' equity		90
Total Liabilities and Stockholders' Equity	$	35,090

See accompanying notes and independent accountants' review report.

3

VERIGLIF, INC.
STATEMENT OF OPERATIONS
PERIOD ENDED DECEMBER 31, 2018

Revenue	$	-
Cost of Revenues		-
Gross profit		-
Operating Expenses		
General and Adminstrative		-
Total operating expenses		-
Income (Loss) From Operations		-
Net Income (Loss)	$	-

VERIGLIF, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at beginning of year	$ -	$ -	$ -
Net income (loss)	-	-	-
Shares issued for cash	90	-	90
Balance at end of year	$ 90	$ -	$ 90

VERIGLIF, INC.
STATEMENT OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	-
CASH FLOWS USED IN INVESTING ACTIVITY:		
Proceeds from shareholder loan		32,157
Net cash provided by financing activities		32,157
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuing common stock		90
Net increase in cash		32,247
Cash at beginning of period		-
Cash at end of year	$	32,247

See accompanying notes and independent accountants' review report.

6

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Veriglif, Inc. (the "Company") was incorporated in the state of Delaware on October 22, 2018 operating out of New York. The Company is in the business of connecting the world's consumer data ecosystem in real-time which will allow Brands around the world to understand, relate to and communicate with individuals at the right time.

The Company is in its initial start-up phase and is currently in the process of raising capital.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Revenue Recognition

The Company's income is primarily derived from contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by the delivery of data between a willing seller and a willing buyer. General and administrative expenses are charged to expense as incurred.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents balances in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. At December 31, 2018, the Company's cash and cash equivalents balances did not exceed insured limits.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Bad Debts

Accounts receivable are stated at their net realizable value. The Company uses the allowance method to account for uncollectible receivables. The allowance for doubtful accounts is based on management's estimate of collectability. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to an allowance for doubtful accounts based on its assessment. There was no allowance for doubtful accounts as of December 31, 2018.

Property and Equipment

The Company records property, plant and equipment at historical cost when purchased. The cost of property, plant and equipment is depreciated, using the straight-line method, over their estimated useful lives. When depreciable assets are retired or otherwise disposed, the cost and related accumulated depreciation of such assets are eliminated from the accounts and any gain or loss is recognized in the current period. Expenditures for additions and improvements in excess of $1,000 are capitalized at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The deferred tax liability relates primarily to differences in methods of accounting for long-term contracts for financial reporting and income tax purposes. The deferred tax asset is adjusted for the effects of changes in tax laws and rates on the date of the enactment.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company adopted the provisions of ASC 740-, Income Taxes, on October 21, 2014. FASB ASC 740-10-65 clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. It requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. Management regularly reviews and analyzes all tax positions and has determined that no aggressive tax positions have been taken.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

Fair Value of Financial Assets and Liabilities

The Company financial instruments consist primarily of cash, accounts receivable, and debt instruments. The carrying values of cash and accounts receivable are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments approximate their fair values as of December 31, 2018, based on current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 2: RELATED PARTY TRANSACTIONS

At December 31, 2018, the Company has a loan due to shareholders totaling $35,000 with no specified repayment terms. The loan is non-current, non-collateralized and non-interest bearing.

At December 31, 2018, The Company had a loan due from shareholders totaling $2,843 with no specified repayment terms. The loan is short-term and non-interest bearing.

NOTE 3: COMMON STOCK

On October 22, 2018, the Company authorized 10,000,000 shares. On October 29, 2018, shareholders purchased 9,000,000 shares of the Company's common stock leaving 1,000,000 shares in reserves. As part of the stock purchase agreement, shareholders are subject to a vesting schedule. Shareholders will become 25% vested in their shares on October 29, 2019. Thereafter, the remaining unvested shares will be released monthly over the following 4 years with shareholders being fully vested on October 29, 2023.

NOTE 4:   SUBSEQUENT EVENTS

On January 28, 2019, the Company signed two loan agreements with separate shareholders that provide for a $200,000 and $100,000 line of credit facility to be used for working capital, investment and general operating expenses. The credit facilities are non-interest bearing and are due on demand. There was no outstanding balance as of the date of these financial statements.

On January 29, 2019, the Company entered into a convertible promissory note in the principal balance amount of $65,000. The Note has a maturity date of January 29, 2021 bearing an interest rate of 2% per annum with the unpaid principal balance, including accrued interest, payable on the maturity date. The Note is convertible at the option of the investor, in whole or in part, into shares of preferred stock of the Company at a discount of 20%. If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%. These funds were used for working capital purposes.

NOTE 5:   DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events occurring after the balance sheet date of December 31, 2018 through the date of May 1, 2019, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred, which require disclosure in the financial statements.